Filed by Summit Midstream Partners, LP pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Summit Midstream Partners, LP

Commission File No. 001-35666

The following document was mailed to Summit Midstream Partners, LP common unitholders on June 26, 2024.

The reorganization to a C - corporation delivers key benefits to Summit unitholders: June 26, 2024 Maximize the Value of Your Investment Vote “FOR” Reorganization to a C - Corporation Today Summit unitholders have three quick and easy ways to vote “FOR” the reorganization to a C - corporation: VOTE ONLINE Access the website address indicated on your proxy card or voting form and enter your control number VOTE BY MAIL Sign, date and return the proxy card or voting form in the postage - paid envelope provided VOTE BY PHONE Dial the designated telephone number on your proxy card or voting form and enter your control number Reduces unitholder tax burden going forward, including by eliminating recapture of previously allocated MLP items Simplifies Summit’s tax reporting structure making the equity much easier to own Increases trading liquidity and expands potential investor pool Reduces administrative burden, providing greater transparency and easier decision - making for investors The Summit Board unanimously recommends that you vote “FOR” the reorganization to a C - corporation TODAY EVERY VOTE MATTERS! No Matter How Many Units You Own — Vote Today

Forward - Looking Statements This communication contains forward - looking statements that are subject to a number of risks and uncertainties, many of which are beyond the control of the Partnership and Summit Midstream Corporation (the “New Summit”), which may include statements about: • the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); • the risk that the failure to consummate the reorganization to a C - corporation (“Corporate Reorganization”) will disrupt ongoing or future strategic alternatives, including a Potential Transaction (as defined in the Proxy Statement/Prospectus) ; • the outcome of any legal proceedings that may be instituted against the Partnership or New Summit and others relating to the Merger Agreement; • the effect of the announcement of the Corporate Reorganization on the Partnership’s customer relationships, operating results and business generally; • the risks that the proposed Corporate Reorganization disrupts current plans and operations; • theamountofthecosts, fees, expensesandchargesrelatedtothe Corporate Reorganization; • the failure to obtain the unitholder approval and to satisfy the other conditions to the consummation of the Corporate Reorganization; • the failure to realize a lower long - term cost of capital and other anticipated benefits of the proposed Corporate Reorganization; • the Partnership and New Summit’s ability to access the debt and equity markets, which will depend on general market conditions and the credit ratings for debt obligations; • fluctuations in natural gas, natural gas liquids (“NGLs”) and crude oil prices, including as a result of political or economic measures taken by various countries or the Organization of the Petroleum Exporting Countries; • the extent and success of the Partnership’s and New Summit’s customers’ drilling and completion efforts, as well as the quantity of natural gas, crude oil, freshwater deliveries, and produced water volumes produced within proximity of the Partnership’s and New Summit’s assets; • failure or delays by the Partnership’s and New Summit’s customers in achieving expected production in their natural gas, crude oil and produced water projects; • competitive conditions in the Partnership’s and New Summit’s industry and their impact on the Partnership’s and New Summit’s ability to connect hydrocarbon supplies to the Partnership’s and New Summit’s gathering and processing assets or systems; • actions or inactions taken or nonperformance by third parties, including suppliers, contractors, operators, processors, transporters and customers, including the inability or failure of the Partnership’s and New Summit’s shipper customers to meet their financial obligations under the Partnership’s and New Summit’s gathering agreements and the Partnership’s and New Summit’s ability to enforce the terms and conditions of certain of the Partnership’s and New Summit’s gathering agreements in the event of a bankruptcy of one or more of the Partnership’s and New Summit’s customers; • the Partnership’s and New Summit’s ability to divest of certain of the Partnership’s and New Summit’s assets to third parties on attractive terms, which is subject to a number of factors, including prevailing conditions and outlook in the natural gas, NGL and crude oil industries and markets; • the ability to attract and retain key management personnel; • commercial bank and capital market conditions and the potential impact of changes or disruptions in the credit and/or capital markets; • changes in the availability and cost of capital and the results of the Partnership’s and New Summit’s financing efforts, including availability of funds in the credit and/or capital markets; • restrictions placed on the Partnership and New Summit by the agreements governing the Partnership’s and New Summit’s debt and preferred equity instruments; • the availability, terms and cost of downstream transportation and processing services; • natural disasters, accidents, weather - related delays, casualty losses and other matters beyond the Partnership’s and New Summit’s control; • the current and potential future impact of the COVID - 19 pandemic or other pandemics on the Partnership’s and New Summit’s business, results of operations, financial position or cash flows; • operational risks and hazards inherent in the gathering, compression, treating and/or processing of natural gas, crude oil and produced water; • the Partnership’s and New Summit’s ability to comply with the terms of the agreements comprising the Global Settlement (as defined in the Proxy Statement/Prospectus); • weather conditions and terrain in certain areas in which the Partnership and New Summit operate; • physical and financial risks associated with climate change; • anyotherissuesthatcanresultindeficienciesinthedesign, installationoroperationofthe Partnership’sand New Summit’sgathering, compression, treating, processingandfreshwaterfacilities; • timely receipt of necessary government approvals and permits, the Partnership’s and New Summit’s ability to control the costs of construction, including costs of materials, labor and rights - of - way and other factors that may impact the Partnership’s and New Summit’s ability to complete projects within budget and on schedule; • the Partnership’s and New Summit’s ability to finance the Partnership’s and New Summit’s obligations related to capital expenditures, including through opportunistic asset divestitures or joint ventures and the impact any such divestitures or joint ventures could have on the Partnership’s and New Summit’s results; • the effects of existing and future laws and governmental regulations, including environmental, safety and climate change requirements and federal, state and local restrictions or requirements applicable to oil and/or gas drilling, production or transportation; • the effects of litigation; • interest rates; • changes in general economic conditions; and • other factors and uncertainties discussed in Proxy Statement/Prospectus and the Partnership’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the Partnership’s Annual Report on Form 10 - K for the year ended December 31, 2023 (the “Annual Report”) and the Partnership’s Quarterly Report on Form 10 - Q for the quarter ended March 31, 2024. All of these types of statements, other than statements of historical fact included in this communication, are forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology. The forward - looking statements contained in the Proxy Statement/Prospectus are largely based on the Partnership’s expectations, which reflect estimates and assumptions made by the Partnership’s management. These estimates and assumptions reflect the Partnership’s best judgment based on currently known market conditions and other factors. Although the Partnership believes such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond the Partnership’s control. In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward - looking statements contained in the Proxy Statement/Prospectus are not guarantees of future performance, and the Partnership’s expectations may not be realized or the forward - looking events and circumstances may not occur. Actual results may differ materially from those anticipated or implied in the forward - looking statements due to factors described in the section of the Proxy Statement/Prospectus entitled “Risk Factors.” The forward - looking statements in the Proxy Statement/Prospectus speak only as of the date of this document; we disclaim any obligation to update such statements unless required by securities law, and we caution you not to unduly rely on them. Additional Information and Where to Find It This communication relates to the proposed Corporate Reorganization of the Partnership. This communication may be deemed to be solicitation material in respect of the proposed Corporate Reorganization. The proposed Corporate Reorganization has been submitted to the Partnership’s common unitholders for their consideration. In connection with the proposed Corporate Reorganization, New Summit has filed with the SEC a Form S - 4 containing the Proxy Statement/Prospectus to be distributed to the Partnership’s common unitholders in connection with the Partnership’s solicitation of proxies for the vote of the Partnership’s common unitholders in connection with the proposed Corporate Reorganization and other matters as described in such Proxy Statement/Prospectus. The Proxy Statement/Prospectus also serves as the prospectus relating to the offer of the securities to be issued to the Partnership’s common unitholders in connection with the completion of the proposed Corporate Reorganization. The Partnership and New Summit may file other relevant documents with the SEC regarding the proposed Corporate Reorganization. The definitive Proxy Statement/Prospectus has been mailed to the Partnership’s common unitholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED CORPORATE REORGANIZATION, INVESTORS AND COMMON UNITHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED CORPORATE REORGANIZATION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CORPORATE REORGANIZATION. The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by the Partnership or New Summit with the SEC, may be obtained as such documents are filed with the SEC free of charge at the SEC’s website at www. sec.gov or by directing a written request to the Partnership at 910 Louisiana Street, Suite 4200, Houston, Texas 77002. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation The Partnership, Summit Midstream GP, LLC (the “General Partner”), and certain of the General Partner’s executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed Corporate Reorganization. Information regarding the General Partner’s directors and executive officers is available in the Annual Report. To the extent that holdings of the Partnership’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may b - e obtained free of charge from the sources indicated above. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S - 4, the Proxy Statement/ Prospectus and other relevant materials relating to the proposed Corporate Reorganization filed with the SEC. Common unitholders and other investors should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions. Summit unitholders who need assistance in completing the proxy card, need additional copies of the proxy materials or have questions regarding the upcoming Special Meeting should contact Summit’s proxy solicitor: Morrow Sodali, LLC Phone: (800) 662 - 5200 or (203) 658 - 9400 Email: SMLP@info.morrowsodali.com Don’t delay, vote your units today!